UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.          ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
605,110,755

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 66,519,814 shares of Common Stock held by Deutsche Telekom AG (“Deutsche Telekom”), (iii) 39,771,809 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iv) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. Raul Marcelo Claure and Claure Mobile are referred to together as the “Claure Parties”. This sum does not include the 20,000,000 shares of Common Stock subject to the forward purchase contract that Deutsche Telekom entered into with an unaffiliated counterparty on May 21, 2021 (the “Forward Contract”).

**Consists of 538,590,941 shares of Common Stock held by DT Holding and 66,519,814 shares of Common Stock held by Deutsche Telekom.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 66,519,814 shares of Common Stock held by Deutsche Telekom, (iii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iv) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of February 7, 2022, as reported by the Issuer in its Quarterly Report on Form 10-K, filed with the Commission on February 11, 2022.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
583,362,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
583,362,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.  This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 538,590,941 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of February 7, 2022, as reported by the Issuer in its Quarterly Report on Form 10-K, filed with the Commission on February 11, 2022.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
583,362,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
583,362,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.  This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 538,590,941 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of February 7, 2022, as reported by the Issuer in its Quarterly Report on Form 10-K, filed with the Commission on February 11, 2022.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
583,362,750

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
538,590,941

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
583,362,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
46.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy.  This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 538,590,941 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding, (ii) 39,771,809 shares of Common Stock held by Project 6 and subject to the Proxy (of which 34,971,809 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of February 7, 2022, as reported by the Issuer in its Quarterly Report on Form 10-K, filed with the Commission on February 11, 2022.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 18 (this “Amendment No. 18”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 18 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Project 6 and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

The cash used to exercise the Replacement SB-DT Call Option (as defined below) and the Replacement SB-Newco Call Option (as defined below) was obtained from the proceeds of the sale of T-Mobile Netherlands completed on March 31, 2022.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Exercise Date of Floating Options and Fixed Options

On April 12, 2022 (the “Exercise Date”), pursuant to Section 2.1 of the 2021 Master Framework Agreement, Deutsche Telekom exercised its right to acquire 9,325,241 shares of Common Stock from Project 6 for cash pursuant to the Replacement SB-DT Call Option, dated November 29, 2021 (which is filed as Exhibit 59 hereto) (the “Replacement SB-DT Call Option”, and the exercised portion thereof, the “Exercised Floating Options”) and its right to acquire 11,827,904 shares of Common Stock from Project 6 for cash pursuant to the Replacement SB-Newco Call Option, dated November 29, 2021 (which is filed as Exhibit 60 hereto) (the “Replacement SB-Newco Call Option”, and the exercised portion thereof, the “Exercised Fixed Options”).

Per the terms of the Replacement SB-Newco Call Option, the per share exercise price of the Exercised Fixed Options was $101.455.  Per the terms of the Replacement SB-DT Call Option, the per share exercise price of the Exercised Floating Options was set on the Exercise Date at $128.6830.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
Exhibit 59	Replacement SB-DT Call Option
Exhibit 60	Replacement SB-Newco Call Option

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2022

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Head of Legal Services International Subsidiaries DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Remigius Lalik
	Name:	Remigius Lalik
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Dr. Jan Willem Hesselink
	Name:	Dr. Jan Willem Hesselink
	Title:	Managing Director

SCHEDULE A-2

Schedule A-2 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Remigius Lalik	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President HGB Principles & Methods / Reporting, Deutsche Telekom Services Europe SE

Dr. Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Vice President Group Tax, Deutsche Telekom AG

Roman Zitz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Legal Services International Subsidiaries, Deutsche Telekom AG

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

Schedule A-4 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V. Unless otherwise noted, each of the persons listed below is a citizen of the Federal Republic of Germany.

Name	Business Address	Present Principal Occupation
Dr. Raphael Kübler	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Frans Roose *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Dr. Jan Willem Hesselink *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Roman Zitz	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

* = citizen of the Netherlands